SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

UNITED NATIONAL BANCORP
(Exact name of registrant as specified in its charter)

New Jersey	22-2894827
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

1130 Route 22 East, Bridgewater, New Jersey	08807-0010
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the
registration of a class of
securities pursuant to Section
12(b) of the Exchange Act and is
effective pursuant to General
Instruction A.(c), please check
the following box / X /	If this form relates to the
registration of a class of
securities pursuant to Section
12(g) of the Exchange Act and
is effective pursuant to
General Instruction A.(d),
please check the following box / /

Securities Act registration statement file number to which this form relates:

N/A
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Preferred Stock Purchase Rights	Nasdaq National Market

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

           On November 1, 2001, the Board of Directors of United National Bancorp (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $1.25 per share, of the Company ("Common Stock"). The distribution is payable to the shareholders of record at the close of business on November 14, 2001. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a series of the Company's preferred stock designated as Series A Junior Participating Preferred Stock ("Preferred Stock") at a price of $75.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Registrar and Transfer Company, as Rights Agent (the "Rights Agent").

           Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 12% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions which are promptly remedied, (ii) 10 business days (or such later date as the Board shall determine prior to any person becoming an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

           The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on November 1, 2011 (the "Expiration Date"), unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

           As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

           In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

           For example, at an exercise price of $75.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $150.00 worth of Common Stock (or other consideration, as noted above) for $75.00. Assuming that the Common Stock had a per share value of $25.00 at such time, the holder of each valid Right would be entitled to purchase 6 shares of Common Stock for $75.00.

           In the event that, on or at any time after a Stock Acquisition Date, the Company (i) engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and any shares of the Company's Common Stock are changed into or exchanged for other securities or assets or (iii) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred so that each holder of a Right (except as noted below) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

           At any time until the time at which any person becomes an Acquiring Person, the Company may redeem the rights in whole, but not in part, at a price of $.01 per Right, (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 Redemption Price.

           At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

           Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

           Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable, except for amendments which cure ambiguity or correct or supplement any provision of the Rights Agreement which does not adversely affect the holders of the Rights.

           As of November 1, 2001, there were 15,166,363 shares of Common Stock of the Company issued and outstanding. As of November 1, 2001, options to purchase 586,865 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on November 14, 2001, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. One hundred and sixty-two thousand (160,000) shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

           The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its shareholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until the time a person becomes an Acquiring Person redeem all but not less than all the then outstanding Rights at the Redemption Price.

           The Rights Agreement, dated as of November 1, 2001, between the Company and Registrar and Transfer Company, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

ITEM 2.	EXHIBITS

1.	Rights Agreement, dated as of November 1, 2001, between United National Bancorp and Registrar and Transfer Company, as Rights Agent, including the form of Certificate of Amendment to the Company’s Certificate of Incorporation as Exhibit A thereto, the form of Rights Certificates as Exhibit B thereto, and the Summary of Rights as Exhibit C thereto. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2001	UNITED NATIONAL BANCORP

THOMAS C. GREGOR
By:_________________________________
Name: Thomas C. Gregor Title: Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

1	Rights Agreement, dated as of November 1, 2001, between United National Bancorp and Registrar and Transfer Company, as Rights Agent, including the form of Certificate of Amendment to the Company’s Certificate of Incorporation as Exhibit A thereto, the form of Rights Certificates as Exhibit B thereto, and the Summary of Rights as Exhibit C thereto. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).